Exhibit 12.1

Merix Corporation

Ratio of Earnings to Fixed Charges

	Years Ended May 31,
	2006	2005	2004	2003	2002
Earnings:
Income (loss) before taxes and minority interests	$2,264	$(2,602)	$28	$(23,498)	$(16,716)
Interest expensed	6,059	1,681	1,636	1,708	620
Amortization of deferred finance charges	689	275	275	274	125
Amortization of capitalized interest	89	90	61	37	6
Interest portion of fixed rent (1)	574	292	203	514	448

Earnings, as adjusted	$9,675	$(264)	$2,203	$(20,965)	$(15,517)

Fixed Charges:
Interest expense	$6,059	$1,681	$1,636	$1,708	$620
Interest capitalized	—	—	—	—	—
Amortization of deferred finance charges	689	275	275	274	125
Interest portion of fixed rent (1)	574	292	203	514	448

Fixed Charges	$7,322	$2,248	$2,114	$2,496	$1,193

Ratio of earnings to fixed charges	1.3	(2)	1.0	(3)	(4)

Notes:

(1)	The Company has included 33% of rent expense on operating leases. Management believes that 33% represents an appropriate implied interest factor for the Company’s operating leases.
(2)	Due to the Company’s loss for the year ended May 31, 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $2,512.
(3)	Due to the Company’s loss for the year ended May 31, 2003, the ratio coverage was less than 1:1. The Company must generate additional earnings of $23,461.
(4)	Due to the Company’s loss for the year ended May 31, 2002, the ratio coverage was less than 1:1. The Company must generate additional earnings of $16,710.